CONSENT OF EXPERT

February 18, 2022

Integra Resources Corp.

United States Securities and Exchange Commission

Ladies and Gentlemen:

Re: Integra Resources Corp.

I, Timothy D. Arnold, do hereby consent to:

(1) the inclusion in this Current Report on Form 6-K of Integra Resources Corp. (the "Company") of the written disclosure in the Company's Material Change Report dated February 18, 2022 (the "MCR"), being filed with the United States Securities and Exchange Commission (the "SEC"); and

(2) the filing of this consent under cover of Form 6-K with the SEC and of the incorporation by reference of this consent and the MCR into, and the use of my name in, the Company's Registration Statement on Form F-10 (No. 333-242483), and any amendments thereto, filed with the SEC.

By:	/s/ Timothy D. Arnold
Timothy D. Arnold, PE, SME Integra Resources Corp. Chief Operating Officer